UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                           In the Matter of                                            :
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                  ENTERGY GULF STATES, INC.                       :         CERTIFICATE PURSUANT TO
                                                                                               :                            RULE 24
                          File No. 70-9751                                          :
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           (Public Utility Holding Company Act of 1935)               :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated June 24, 2003, between the Company and BNP Paribas Securities Corp., Lehman Brothers Inc., Banc One Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Deutsche Bank Securities Inc., and Scotia Capital (USA) Inc., as initial purchasers (the "Initial Purchasers"), the Company issued and sold on July 1, 2003, by private placement, to the Initial Purchasers $240,000,000 principal amount of its First Mortgage Bonds, 6.2% Series due July 1, 2033 (the "Bonds"), issued pursuant to the Sixty-fifth Supplemental Indenture (the "Sixty-fifth Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale are to be used (1) to redeem prior to maturity a portion of approximately $295,000,000 in outstanding principal amount of the First Mortgage Bonds, 8.70% Series due April 1, 2024 of the Company, at a redemption price of 103.451% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date and (2) to redeem prior to maturity a portion of $300,000,000 in outstanding principal amount of the First Mortgage Bonds, Floating Rate Series due September 1, 2004 of the Company, at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date.

Attached hereto are:

Exhibit A-2(f) - Conformed copy of the Sixty-fifth Supplemental Indenture.

Exhibit A-3(e) - Conformed copy of the Bonds.

Exhibit B-9(f) - Conformed copy of the Purchase Agreement.

Exhibit F-1(f) - Post-effective opinion of Orgain, Bell & Tucker, L.L.P., counsel to the Company.

Exhibit F-2(f) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc.,
                        counsel to the Company.

Exhibit F-3(f) - Post-effective opinion of Thelen Reid & Priest LLP, counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 11th day of July, 2003.

ENTERGY GULF STATES, INC.
By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer